Exhibit 12.1

AMERICAN REAL ESTATE PARTNERS, L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	March 31,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
	(unaudited)
Income from continuing operations before income taxes, income or loss from equity investees and minority interest	$48,366	$96,129	$60,145	$74,923	$71,169	$77,502
Fixed Charges:
Interest Expense	$19,161	$46,099	$21,103	$27,297	$36,577	$20,057
Amortized capitalized expenses related to indebtness	$881	$2,400	$320	$191	$178	$222
Estimated interest within rental expense	$32	$128	$122	$124	$103	$100

Earnings as defined	$68,440	$144,756	$81,690	$102,535	$108,027	$97,881

Fixed Charges (including capitalized items):
Interest Expense	$19,161	$46,099	$21,103	$27,297	$36,577	$20,057
Amortized capitalized expenses related to indebtness	$881	$2,400	$320	$191	$178	$222
Estimated interest within rental expense	$32	$128	$122	$124	$103	$100

Fixed charges as defined	$20,074	$48,627	$21,545	$27,612	$36,858	$20,379

Ratio of earnings to fixed charges	3.4	3.0	3.8	3.7	2.9	4.8